(d)(26)(v)

March 1, 2012

ING Mutual Funds

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258-2034

Re:                             Voluntary Expense Limitations

Ladies and Gentlemen:

Pursuant to this letter agreement dated March 1, 2012, with regard to ING Global Opportunities Fund, formerly known as ING Foreign Fund, we hereby agree to waive and/or reimburse the investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Mutual Funds, dated September 23, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005 (the “Expense Limitation Agreement”), for the period from March 1, 2012 through March 1, 2013 as if the Maximum Operating Expense Limits specified in Amended Schedule A of the Expense Limitation Agreement were as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets) Class I Shares

ING Global Opportunities Fund	1.05%

We are willing to be bound by this Agreement to for the period from March 1, 2012 through March 1, 2013.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply.  Any fees waived pursuant to this letter agreement shall be eligible for recoupment. This Agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road
Suite 100	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480.477.2700
www.ingfunds.com